Exhibit 99.1

VimpelCom Russia and MTS arrange joint use of radiofrequencies to promote communications networks

Moscow (December 18, 2015) - VimpelCom Russia (the Beeline Brand) and Mobile TeleSystems (MTS, NYSE: MBT) have announced a large-scale project to share 4G/LTE radiofrequencies in 20 regions of Russia.

VimpelCom Russia and MTS have signed an amendment to their December 2014 agreement to jointly plan, develop and operate 4G/LTE networks in Russia.

The amendment agreement relates to the shared use of airwaves and radio frequency channels. It provides that VimpelCom Russia and MTS will share 2,600 MHz LTE frequencies in 20 of the 36 regions of Russia that were covered by the original 2014 agreement, namely:

1.	Kaluga Region

2.	Omsk Region

3.	Khabarovsk Territory

4.	Pskov Region

5.	Vologda Region

6.	Yaroslavl Region

7.	Murmansk Region

8.	Nizhny Novgorod Region

9.	Kaliningrad Region

10.	Orlov Region

11.	Ingushetia

12.	Sakhalin Region

13.	Karachay-Cherkess Republic

14.	Chechen Republic

15.	Tula Region

16.	Kabardino-Balkar Republic

17.	Orenburg Region

18.	Mordovia Republic

19.	Altai Republic

20.	Chuvash Republic

In each of these regions, VimpelCom Russia and MTS plan to share airwaves and radio frequency channels across all base stations that they jointly use pursuant to the 2014 agreement. The amendment allows for further expansion of the region list for the shared use of airwaves and frequencies, and it has a six-year term, which is extendable.

In the long term, the terms of the agreement allow for a doubling of the peak speeds currently available to MTS and VimpelCom Russia customers up to 150 Mbps. Average data speeds are also expected to grow for the 4G/LTE users in the regions covered by the amendment.

VimpelCom Russia CEO Mikhail Slobodin said: “The first year of partnership with MTS for joint operation of networks proved highly effective and promising. We are satisfied with the quality of cooperation between our companies and convinced that the share of frequency range and the entire infrastructure will provide the best quality of 4G/LTE services in larger areas and deliver the best user experience. We also praise Russia’s Ministry of

Communications and Mass Media for the preparation of the regulatory framework and the adoption of laws that enable us to double the peak speed of mobile internet by combining the frequency spectrum in future.”

Andrei Dubovskov, MTS President and CEO, said: “The first results of the joint project with VimpelCom to develop LTE networks have exceeded our expectations. In the regions where we installed and jointly operated base stations, we have increased the number of LTE subscribers 30% faster than the average pace of growth throughout Russia. We have also managed to reduce the costs of construction and joint network usage by 10-15% compared to our initial estimates. With spectrum sharing, we expect to bring mobile broadband to remote areas even faster and anticipate realizing more efficiencies. We are grateful to the Ministry of Communication and Mass Media for the timely decision, which should help operators to increase data transfer speeds and speed up construction of the telecommunications network while reducing costs.”

On December 19, 2014, VimpelCom Russia and MTS announced that they had signed an agreement to jointly plan, develop and operate 4G/LTE networks in Russia. Under the terms of that agreement, between 2014 and 2016, MTS will build and operate 4G/LTE base stations for shared use in 19 regions, while VimpelCom Russia will build and operate 4G/LTE base stations for shared use in 17 Russian regions. The term of the agreement is seven years and can be extended. Within these years, the operators plan to share base stations, platforms, infrastructure and resources of the transportation network in those regions. The agreement, however, allows both parties to build their own networks to improve individual 4G/LTE coverage. In the first year of the project, the operators launched shared 4G/LTE networks in 31 of the 36 regions.

About VimpelCom

VimpelCom, an international telecoms company operating in 14 countries and headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 740 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2015 VimpelCom had 217 million mobile customers and 5.8 million fixed-line broadband customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP).

Follow us on Twitter @VimpelCom, visit our blog @ blog.vimpelcom.com or website @ http://www.vimpelcom.com

Contact information

VimpelCom Media and Public Relations

Andrey Bykasov

Tel: +79165904314

MTS Contacts

Joshua B. Tulgan, Director,

Department of Corporate Finance and Investor Relations

Tel: +7 495 223 2025